                                                       Exhibit 12

                        AMERICAN AIRLINES, INC.
           Computation of Ratio of Earnings to Fixed Charges
                             (in millions)

<Captions>
                                        Three Months Ended     Nine Months Ended
                                           September 30,         September 30,
                                          2003       2002       2003       2002
Earnings:
 Loss before income taxes and
  cumulative effect of accounting change $(24)      $(1,336)   $(1,189)   $(2,856)


 Add:  Total fixed charges (per below)    377           385      1,138      1,156


 Less:  Interest capitalized               15            21         50         62

Total income (loss) before income
 taxes and cumulative effect of
 accounting change                       $338        $ (972)     $(101)   $(1,762)

Fixed charges:
 Interest, including interest
 capitalized                             $154        $  129      $ 450    $   379

 Portion of rental expense
  representative of the interest factor   220           254        682        773

 Amortization of debt expense               3             2          6          4
    Total fixed charges                  $377        $  385     $1,138     $1,156


Coverage deficiency                      $ 39        $1,357     $1,239     $2,918

Note:In  April  2001, the Board of Directors of American  approved
     the  guarantee  by  American  of AMR's  debt  obligations.   As  of
     September 30, 2003, American has issued guarantees covering approximately $936 million of unsecured debt and approximately
     $503 million of secured debt. The impact of these unconditional guarantees is not included in the above computation.